STEVEN D. TALBOT, P.S.
Lawyer

2101 NE 129th Street
Suite 229
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

November 28, 2012

Kathleen A. Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2011
File April 6, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 14, 2012
Amendment No. 4 to Form 10-12G
Filed April 3, 2012
File No. 000-1439

Dear Ms. Collins,

The above-referenced registrant, EC Development, Inc., is in receipt of your letter, dated June 14, 2012, addressed to Mr. Randy Edgerton, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are the registrant's responses to your comments. To aid in your review, each of the registrant's responses follows a copy of the subject comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 37

1.
In your response to prior comment 2, you state that you have signed contracts with a “major Cruise Ship company” and a “Canadian company” and that information related to these contracts was provided through press releases dated April 5, and March 9, 2012, respectively.  Tell us whether you considered including this information in an Item 8.01 Form 8-K.  Also, tell us why you did not include a discussion of these new contracts in your March 31, 2012 Form-10Q liquidity disclosures.

Response:

The reason that we did not include a discussion of these new contracts in the liquidity section relates to the unique nature of the two contracts.  In the case of the Canadian company, the contract itself was a contract in the course of normal business and not, in and of itself, of the required size to warrant disclosure by itself but would result in normal projected cash-flow once installation was undertaken and completed.  The Company does not intend to provide a listing of each and every contract or customer in its filings; rather, the Company will disclose the signing of a significant collection of contracts at the same time.

In the case of the Cruise Company, this customer treats each ship as a standalone entity and therefore each ship will have a separate contract with EC Development.  The Cruise Ship Company has entered into a long-term relationship contract involving multiple ships.  Each ship is treated by the Cruise Ship Company as bound by the relationship but governs its own budget and timing.  We have installed Tahoe Casino systems on two ships and announced both contracts with MSC Cruises.  In both cases, as we believe we have discussed in connection with the cash-flow analysis, cash-flow and revenues depend on other factors which render timing of payments uncertain even though the relationships have been established.

For the same reasons, we considered and decided not to separately disclose the relationships themselves in a Current Report under Form 8-K.  We believed that the best point of disclosure is the point of economic certainty and disclosures of mere relationships tends to overstate their significance.  We believe we should continue to disclose the relationships in our periodic filings and disclose major contracts at the point of economic certainty.  The press releases serve a different function in that they remind potential customers in the market of what their competitors are doing and present our Company as a significant alternative provider for casino management software solutions.

2.	While your response to prior comment 3 indicates there were no significant changes to the backlog information as reported in your April 3, 2012 Form 10-12G/A, it remains unclear why you believe that would preclude you from including a detailed discussion of the company’s backlog in your Annual Report on Form 10-K pursuant to Item 3.03(a)(1) of Regulation S-K and Section III.B.# of SEC Release 33-8350. Please explain.

Response:

We believe that giving an overview of the backlog is the preferred balance between suggesting that revenues are promised, on the one hand, and under-emphasizing their existence, on the other hand.  The Form 10-12G/A is prospective in nature and would seem to be a better place for the discussion and that was the basis for our decision to put in the discussion there.  In the case of the annual report under Form 10K, the financial information being presented relates to the prior year and over-emphasizing the backlog would, we feared, create an implication that the past financial information was less relevant, something we were careful not to suggest.  We believe that this approach offers the best view of the Company’s future while remaining consistent with the objectives for the two filings.

Notes to Consolidate Financial Statements
Note 5.intangible Asset – Software, page F-10

3.
We note from your response to prior comment 5 that the cost basis previously referred to in your response to comment 8 of your letter dated April 2, 2012 was the $10.0 million note payable to Techrescue LLC.  It appears from your response that you may have misinterpreted the guidance ASC 805-50-30-5, which states that “[w]hen accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.”  Accordingly, the intangible asset should have been recorded at Techrescue’s carrying value at the time of acquisition and any excess amounts should be reflected in equity.  Please revise your financial statements accordingly or alternatively provide specific accounting guidance that supports your accounting for this transaction.

Response:

We are of the opinion that the intangible asset was appropriately recorded at the carrying amount of $10,000,000, which was the amount on the books of the transferring entity, Techrescue, LLC at the date the transfer was satisfied in accordance with guidance under ASC 805-50-30-5.

The patents and technology for the Tahoe Casino Management System were recorded on the books of Techrescue, LLC prior to the merger with eNucleus, in the years 2007, 2008 and 2009, at $40,000,000, as evidenced by the tax returns filed by the entity for those years.  In 2010, Techrescue re-valued the market value of the intangible assets and recorded it at $10,000,000 on the income tax return.  (This tax return is available and can be provided if requested).

On January 1, 2007, EC Development, LLC entered into a Promissory Note to pay to Techrescue, LLC, the sum of $10,000,000 with interest at 6%.  The note was payable on demand, however, would become due and payable within 30 days if the Maker of the Note were to enter into a merger, acquisition or change in ownership.  The intent of this Note, although poorly worded and constructed, was to transfer ownership of the Tahoe technology intangible asset from Techrescue to EC Development, LLC for $10,000,000, the agreed upon price based on both the value later recorded on the books of Techrescue and the recognized market value and need for casino equipment reporting software.  The lack of certainty of this earlier document prompted the Company, in connection with the merger, to reconfirm this assignment from Techrescue, in effect, doubling back to make sure that Techrescue assigned all of its rights to the Company and resolved all claims for compensation in consideration for the stock it was given.

In 2007, EC Development LLC commenced sales based on the Tahoe technology intangible asset, with its own fully-functioning operations and sales and marketing teams.

On May 15, 2010, EC Development LLC entered into an Agreement of Merger with eNucleus.  This Agreement is Exhibit 2.1 with the April 3, 2012 Form 10/12/G/A. (Also attached to the Forms 10 dated 11/23/11, 11/14/11 and 9/19/11). Pursuant to this Agreement, and among the terms, Section 2.1.2 states that “… Three Million (3,000,000) shares to the firm, Techrescue, LLC, in full satisfaction of that certain promissory note from EC Development, LLC in favor of Techrescue, LLC in the amount of Ten Million dollars.”  This was in effect, the satisfaction of the terms of the Promissory Note as evidenced by the merger which serves to lend credibility to the value the intangible assets.

4.	Tell us what the carrying value of the intangible asset was on the books of Techresue at the date of transfer in 2007.

Response:

The patents and technology for the Tahoe Casino Management System were recorded on the books of Techrescue prior to the merger with eNucleus, in the years 2007, 2008 and 2009 at $40,000,000, as evidenced by the tax returns filed by the entity for those years.  In 2010, Techrescue revalued the market value of the intangible assets and recorded it at $10,000,000 on the income tax return.  This tax return is available and can be provided if requested.  (See response to #3).

5.
As previously requested in our prior comment 6 and in comment 9 of our letter dated February 14, 2012, please provide us with a copy of the asset purchase agreement entered into between EC Development and Techrescue in fiscal 2007.

Response:

A copy of the Promissory Note dated January 1, 2007 and the Agreement of Merger dated May 15, 2010 are each attached.

Note 10. Warrant page F-13

6.
We note your response to our prior comment 7.  Tell us the specific exhibit number and filing where you included the warrant agreement and why you have not incorporated this exhibit by reference in your December 31, 2011 Form 10-K.

Response:

The Warrant was intended to be attached as an exhibit to the Form 10-12G filed November 2011.  However, upon search of all filings, it appears that the exhibit was inadvertently not included.  The Common Stock Warrant Agreement, dated February 7, 2011 has been attached. The warrants pursuant to this Agreement were exercisable at $0.60 for one year.  None of the warrants were exercised and at this point in time, all have expired.

Item 15. Exhibits and Financial Statement Schedules, page 47

7.
We refer to your response to prior comment 9.  Item 601 (b)(10)(ii)(B) of Regulation S-K required that you include as an exhibit to your filing any contract, which your business substantially dependent, as in the case of continuing contracts to sell the major part of your products or services.  This applies even to those contracts made in the ordinary course of your business.  You have not given us any information needed to assess these agreements.  You may want to consider Exchange Act Rule 12b-4 relating to the provision of supplemental information and/or Rule 200.83, which sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us.  If we determine that that filing of the agreements is required, you may seek confidential treatment of the information pursuant to Rule 24b-2 of the Exchange Act.  You should consider Staff Legal Bulletin 1A when submitting any request for confidential treatment.

Response:

The Company acknowledges that a material contract should be included when, even if entered into in the ordinary course of business, that contract represents a sale of the major part of our product line.  In the present case, each of the contracts does not represent a major part of our product as we interpret the wording of Item 601 (b)(10)(ii)(B) of Regulation S-K.  While the aggregate number of contracts represents a material increase in both present business and future revenues, most of the contracts being discussed are likely to be 10% to 25% of revenues for a given period and therefore not a “major part.”

Note 9. Common Stock, page 13

8.
We note you reflected a $120,000 gain on the forgiveness of debt resulting from a related party transaction in the Statement of Operations for the three months ended March 31, 2012.  Please tell us how you considered the guidance in ASC 470-50-40-2 and specifically explain how you determined that the gain was not a capital transaction that should be recorded in equity.

Response:

The Company considered the guidance under ASC 470-50-40-2 and believes its accounting treatment associated with this transaction is appropriate.

The authoritative guidance in FASB ASC470-50-40-2, states that forgiveness of an amount receivable from a related party may be, in essence, a capital transaction. The guidance further states that deciding how to account for the forgiveness of a related-party receivables or payable requires judgment depending on the facts and circumstances.

The transaction under consideration stems from an agreement between the Company and SueMac, Inc., (SueMac) a former member of EC Development,  LLC (LLC) and currently a beneficial owner of 9.57% of the Company’s outstanding common stock.  The liability was originally related to a Unit Purchase Agreement between SueMac and LLC (as described in Note 1 to the March 31, 2012 Form 10-Q).  According to the agreement, SueMac was entitled to receive preferred distributions, which accrued through March 31, 2012 to a liability of $157,303.  There were a number of proposed agreements prior to the final resolution to liquidate all amounts due under the Unit Purchase Agreement dated March 22, 2012.

In the March 2012 agreement, SueMac accepted an aggregate of 545,419 shares of the Company’s common stock in settlement of various obligations.  The only obligation on the part of the Company was the repayment of a note payable of $50,000, plus interest of $6,000 for 112,000 shares at $0.50, per share.  In payment of the $157,303 due in preferred distributions, SueMac demanded an aggregate of 393,257 shares at $0.40, per share.  The shares were to be provided as follows: 150,000 shares from Eugene Estep (CEO); 150,000 shares from Rich Combs (Chief Technology Officer); and 93,257 shares from the Company.  The value of the 93,257 shares was $37,303, which was recorded by the Company in settlement of the obligation of $157,303.  In so doing, SueMac distributed the payment of the liability among the two former LLC members and the Company and, since SueMac received full value for the preferred distributions of $157,303 in the aggregate, the Company recorded a gain on the extinguishment of the debt of $120,000.

The total debt on the books of the Company of $157,303 was forgiven, without further consideration. These facts and circumstances led the Company to conclude that the forgiveness of the debt is, in substance, a gain to be included in earnings.

Form 10-12G/A Filed April 3, 2012

9.
The first line of the pdf copy of the Modification of Unit purchase Agreement you filed in response to prior comment 11 shows that the agreement is dated the 10th day of August 2012.  The Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12G/A does not include such date.  Please revise to file a completed copy of such agreement.

Response:

This scan picked up an incorrect date.  Attached is a correct copy of this document.

We are aware that this response has not been prepared and filed in a timely manner and we will address this delinquency and the implied material deficiency of control in our forthcoming 10K to be filed in April 2013.

Very truly yours,
EC Development, Inc.

Yours truly,

STEVEN D. TALBOT, P.S.

Steve Talbot